**Macquarie Group of Companies**
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08004720

SEC Mail
Mail Processing
Section

SEP 02 2008

Washington, DC
106

27 August 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

**Macquarie Group Limited (File Number 082-35128) documents for lodgement**

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
SEP 05 2008
THOMSON REUTERS

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 159,500 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.


cag_cosec_syd_prd/78933_1

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 124,126 @ $28.74<br>9,634 @ $32.26<br>16,404 @ $32.75<br>1,000 @ $33.11<br>1,668 @ $34.49<br>6,668 @ $39.64 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per other fully paid ordinary shares already quoted. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 159,500 on 26/08/2008 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 280,844,575 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 53,385,387 | Options over Ordinary Shares at various exercise prices |
| | | 1,517,244 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................ Date: 26 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

**Maquarie Group of Companies**
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au



25 August 2008

Company Announcements
ASX Limited

**Section 259C Exemption Notice - MQG**

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 22 August 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 22 August 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| MACQUARIE GROUP LIMITED |

ABN

| |
|---|
| 94 122 169 279 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 18,508 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 14,172 @ $28.74<br>2,668 @ $32.26<br>1,668 @ $34.60 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per other fully paid ordinary shares already quoted. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 18,508 on 25/08/2008 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 280,685,075 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 53,544,887 | Options over Ordinary Shares at various exercise prices |
| | | 1,517,244 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| | | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................... Date: 25 August 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 31,005 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 28,669 @ $28.74<br>1,668 @ $32.26<br>668 @ $32.75 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per other fully paid ordinary shares already quoted. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 31,005 on 22/08/2008 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 280,666,567 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 53,563,395 | Options over Ordinary Shares at various exercise prices |
| | | 1,517,244 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| | | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................ Date: 22 August 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | | |
|---|---|---|
| **Name of entity** | Macquarie Group Limited & Macquarie Bank Limited | |
| **ABN** | 94 122 169 279 | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nicholas William Moore |
| **Date of last notice** | 30 July 2008 but 27 May 2008 re: Macquarie Infrastructure Group ("MIG") stapled securities, Macquarie Communications Infrastructure Group ("MCG") stapled securities, unlisted options over unissued fully paid ordinary Macquarie Group Limited ("MQG") shares and Macquarie Airports ("MAP") stapled securities. |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Direct and Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | • Securities held by Divco 11 Pty Limited, a company in which Nicholas Moore has a relevant interest;<br>• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and<br>• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest, in Bare Trust for Nicholas Moore. |
| **Date of change** | • 14 August 2008 re: allotment of MIG stapled securities;<br>• 15 August 2008 re: allotment of MCG stapled securities and grant of unlisted options over unissued fully paid ordinary MQG shares; and<br>• 19 August 2008 re: allotment of MIG stapled securities. |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. of securities held prior to change** | • 671,446 MIG stapled securities held by Venamay Pty Limited<br>• 250,504 MIG stapled securities held by Divco 11 Pty Limited;<br>• 272,283 MCG stapled securities held by Venamay Pty Limited in Bare Trust for Nicholas Moore;<br>MQG options held by Nicholas Moore:<br>• 48,334 options over unissued fully paid ordinary MQG shares exercisable at $32.26 each and expiring on 23 August 2009;<br>• 170,000 options over unissued fully paid ordinary MQG shares exercisable at $63.34 each and expiring on 1 August 2010;<br>• 160,000 options over unissued fully paid ordinary MQG shares exercisable at $61.79 each and expiring on 1 August 2011; and<br>• 154,400 options over unissued fully paid ordinary MQG shares exercisable at $71.41 each and expiring on 15 August 2012.<br><br>• 680,415 MAP stapled securities held by Nicholas Moore;<br>• 2,106,484 MAP stapled securities held by Venamay Pty Limited; and<br>• 1,326,389 MAP stapled securities held by Divco 11 Pty Limited. |
| **Class** | • MIG stapled securities;<br>• MCG stapled securities;<br>• Options over unissued fully paid ordinary MQG shares, expiring on 15 August 2013; and<br>• MAP stapled securities |
| **Number acquired** | • 25,805 MIG stapled securities allotted to Venamay Pty Limited;<br>• 9,627 MIG stapled securities allotted to Divco 11 Pty Limited<br>• 21,172 MCG stapled securities allotted to Venamay Pty Limited, in Bare Trust for Nicholas Moore;<br>• 243,900 options over unissued fully paid ordinary MQG shares granted to Nicholas Moore;<br>• 30,423 MAP stapled securities allotted to Nicholas Moore;<br>• 94,186 MAP stapled securities allotted to Venamay Pty Limited; and<br>• 59,306 MAP stapled securities allotted to Divco 11 Pty Limited. |
| **Number disposed** | Nil |

| | |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | • $2.602005 per MIG stapled security;<br>• $2.9579 per MCG stapled security;<br>• Options over unissued fully paid ordinary MQG shares exercisable at $53.91 each; and<br>• $2.9075 per MAP stapled security. |
| **No. of securities held after change** | • 697,251 MIG stapled securities held by Venamay Pty Limited<br>• 260,131 MIG stapled securities held by Divco 11 Pty Limited;<br>• 293,455 MCG stapled securities held by Venamay Pty Limited in Bare Trust for Nicholas Moore;<br>Options over unissued fully paid ordinary MQG shares held by Nicholas Moore:<br>• 48,334 options over unissued fully paid ordinary MQG shares exercisable at $32.26 each and expiring on 23 August 2009;<br>• 170,000 options over unissued fully paid ordinary MQG shares exercisable at $63.34 each and expiring on 1 August 2010;<br>• 160,000 options over unissued fully paid ordinary MQG shares exercisable at $61.79 each and expiring on 1 August 2011;<br>• 154,400 options over unissued fully paid ordinary MQG shares exercisable at $71.41 each and expiring on 15 August 2012; and<br>• 243,900 options over unissued fully paid ordinary MQG shares exercisable at $53.91 each and expiring on 15 August 2013.<br><br>• 710,838 MAP stapled securities held by Nicholas Moore;<br>• 2,200,670 MAP stapled securities held by Venamay Pty Limited; and<br>• 1,385,695 MAP stapled securities held by Divco 11 Pty Limited. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | • MIG, MCG and MAP stapled securities allotted pursuant to respective Distribution Reinvestment Plans; and<br>• Options over unissued fully paid ordinary MQG shares acquired via a grant of employee options. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder**<br>**(if issued securities)** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated: 21 August 2008

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 58,287 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 44,753 @ $28.74<br>2,400 @ $32.26<br>10,134 @ $32.75<br>1,000 @ $33.11 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per other fully paid ordinary shares already quoted. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 58,287 on 21/08/2008 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 280,635,562 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 53,594,400 | Options over Ordinary Shares at various exercise prices |
| | | 1,517,244 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| | | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................... Date: 21 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

20 August 2008

**BY FAX - ORIGINAL IN POST**
**(61 2 823 233 50)**

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

**Re: Notice of Change in Interests of Substantial Shareholder under Section 671B**

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 19 August 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 280,562,141 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

**Form 604**

**Corporations Act 2001 Section 671B**

**Notice of change of interests of substantial holder**

To Company Name/Scheme Macquarie Group Ltd.

ACN/ARSN

**1. Details of substantial holder(1)**

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 19 August 2008

The previous notice was given to the company on 09 April 2008

The previous notice was dated 08 April 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Ordinary Shares {OR Stapled Securities} | 13,981,954 shares | 5.0923% | 17,270,025 shares | 6.1555% |

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 09/4/08 Thru 19/8/08 | The Capital Group Companies, Inc. | Acquisition | Average price of 54.1351 AUD | 3,288,071 Ordinary Shares | 3,288,071 |

See Annexure A dated 08 April 2008

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | | none | | | |
| See Annexure A dated 19 August 2008 (copy attached) | | | | | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | N/A |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| The Capital Group Companies, Inc. | 333 South Hope Street, 55th Floor<br>Los Angeles, CA 90071 |

**Signature**

print name: David M. Givner Capacity: Associate Counsel

**sign here** ________________ date 20 August 2008

# Annexure "A"

This is the Annexure of 8 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 19 August 2008.

The Capital Group Companies, Inc.

By: ______________________________

David M. Givner
Associate Counsel

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| Capital Guardian Trust Company | 44000300 | 277,918 | |
| | 44000500 | 22,017 | |
| | 44001800 | 5,117 | |
| | 44002000 | 35,305 | |
| | 44002300 | 13,937 | |
| | 44022700 | 3,449 | |
| | 44022900 | 34,811 | |
| | 44023900 | 7,886 | |
| | 44024600 | 15,047 | |
| | 44025900 | 25,202 | |
| | 44028100 | 6,177 | |
| | 44028600 | 7,798 | |
| | 44029600 | 6,538 | |
| | 44029700 | 13,667 | |
| | 44032100 | 8,475 | |
| | 44036500 | 115,720 | |
| | 44036900 | 18,146 | |
| | 44037400 | 3,650 | |
| | 44039600 | 16,851 | |
| | 44040900 | 16,433 | |
| | 44041200 | 4,415 | |
| | 44042000 | 52,616 | |
| | 44043000 | 4,299 | |
| | 44043200 | 7,100 | |
| | 44043700 | 2,849 | |
| | 44044000 | 4,289 | |
| | 44044700 | 5,447 | |
| | 44045900 | 36,719 | |
| | 44046700 | 1,604 | |
| | 44099400 | 22,990 | |
| | 44255000 | 83,390 | |
| | 44255500 | 25,773 | |
| | 44255900 | 8,800 | |
| | 44258000 | 504 | |
| | 44259200 | 8,499 | |
| | 44259300 | 8,510 | |
| | 44260104 | 8,586 | |
| | 44261300 | 37,973 | |
| | 44263800 | 1,671 | |
| | 44267200 | 7,899 | |
| | 44268600 | 6,937 | |
| | 44269700 | 1,870 | |
| | 44270600 | 18,170 | |
| | 44271500 | 10,682 | |
| | 44273000 | 4,973 | |
| | 44273400 | 2,782 | |
| | 44276200 | 4,097 | |
| | 44277700 | 20,796 | |
| | 44278600 | 2,318 | |
| | 44279100 | 6,542 | |
| | 44281200 | 5,502 | |
| | 44283000 | 1,251 | |
| | 44283700 | 2,126 | |
| | 44283900 | 15,159 | |

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| | 44286300 | 5,701 | |
| | 44287000 | 3,949 | |
| | 44288400 | 2,964 | |
| | 44288500 | 6,776 | |
| | 44294300 | 19,135 | |
| | 44295500 | 15,534 | |
| | 44296400 | 12,141 | |
| | 44298400 | 1,010 | |
| | 44301500 | 11,455 | |
| | 44302000 | 320 | |
| | 44302200 | 7,728 | |
| | 44304500 | 7,480 | |
| | 44308600 | 8,855 | |
| | 44313700 | 5,374 | |
| | 44315000 | 38,011 | |
| | 44316900 | 6,100 | |
| | 44317300 | 7,916 | |
| | 44318100 | 5,980 | |
| | 44318300 | 2,549 | |
| | 44321600 | 6,343 | |
| | 44323000 | 4,046 | |
| | 44326800 | 6,014 | |
| | 44328100 | 3,015 | |
| | 44328400 | 2,212 | |
| | 44331200 | 10,625 | |
| | 44335700 | 557 | |
| | 44336000 | 22,100 | |
| | 44336100 | 2,566 | |
| | 44339400 | 4,239 | |
| | 44342000 | 12,996 | |
| | 44343000 | 15,025 | |
| | 44343400 | 10,616 | |
| | 44343600 | 6,545 | |
| | 44344600 | 3,832 | |
| | 44344700 | 364 | |
| | 44344800 | 2,298 | |
| | 44345600 | 24,612 | |
| | 44346200 | 3,960 | |
| | 44346900 | 10,658 | |
| | 44347400 | 3,991 | |
| | 44348800 | 14,341 | |
| | 44349500 | 488 | |
| | 44351800 | 8,460 | |
| | 44351900 | 10,834 | |
| | 44352100 | 5,130 | |
| | 44352200 | 2,076 | |
| | 44352400 | 5,547 | |
| | 44353000 | 4,037 | |
| | 44353900 | 5,116 | |
| | 44356900 | 3,291 | |
| | 44357100 | 5,272 | |
| | 44357800 | 34,136 | |
| | 44358000 | 22,189 | |
| | 44358800 | 22,098 | |

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| | 44359100 | 3,343 | |
| | 44359200 | 27,054 | |
| | 44359400 | 13,636 | |
| | 44359700 | 1,626 | |
| | 44359800 | 31,197 | |
| | 44359900 | 16,734 | |
| | 44363400 | 22,955 | |
| | 44364600 | 10,910 | |
| | 44364700 | 4,969 | |
| | 44364900 | 11,814 | |
| | 44366400 | 1,370 | |
| | 44368900 | 2,112 | |
| | 44369400 | 9,667 | |
| | 44370400 | 13,340 | |
| | 44370700 | 953 | |
| | 44372500 | 7,230 | |
| | 44372600 | 5,100 | |
| | 44373100 | 2,512 | |
| | 44373700 | 4,700 | |
| | 44373900 | 1,432 | |
| | 44375500 | 10,959 | |
| | 44375700 | 2,400 | |
| | 44376300 | 6,690 | |
| | 44940300 | 85,701 | |
| | 44950900 | 52,946 | |
| | 44951300 | 42,430 | |
| | | 1,953,669 | |
| | | | |
| Capital International Limited | 43051100 | 19,838 | |
| | 43051500 | 5,348 | |
| | 43057200 | 4,100 | |
| | 43057600 | 6,519 | |
| | 43057700 | 6,200 | |
| | 43060800 | 6,700 | |
| | 43355500 | 2,020 | |
| | 43356100 | 5,305 | |
| | 43360400 | 4,097 | |
| | 43400500 | 1,500 | |
| | 43401500 | 20,220 | |
| | 43404700 | 14,643 | |
| | 43404900 | 5,258 | |
| | 43406300 | 94,400 | |
| | 43411100 | 6,521 | |
| | 43411800 | 3,562 | |
| | 43412500 | 17,181 | |
| | 43412800 | 1,623 | |
| | 43417500 | 26,326 | |
| | 43417700 | 131,297 | |
| | 43417800 | 8,500 | |
| | 43418100 | 7,565 | |
| | 43418400 | 52,445 | |
| | 43418800 | 17,300 | |
| | 43419300 | 40,100 | |

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| | 43420200 | 27,962 | |
| | 43425300 | 7,093 | |
| | 43425700 | 25,100 | |
| | 43426200 | 52,051 | |
| | 43426300 | 132,075 | |
| | 43426700 | 96,448 | |
| | 43426800 | 25,586 | |
| | 43426900 | 55,616 | |
| | 43427100 | 83,600 | |
| | 43427200 | 6,500 | |
| | 43428300 | 7,100 | |
| | 43433200 | 9,700 | |
| | 43439200 | 57,800 | |
| | 43445200 | 18,469 | |
| | 43450500 | 25,538 | |
| | 43451200 | 13,967 | |
| | 43455200 | 11,718 | |
| | 43459100 | 5,704 | |
| | 43460100 | 2,610 | |
| | 43464600 | 7,940 | |
| | 43464700 | 21,938 | |
| | 43473300 | 7,340 | |
| | 43487500 | 16,000 | |
| | 43487600 | 24,600 | |
| | 43487700 | 5,900 | |
| | 43487800 | 5,929 | |
| | 43491400 | 10,940 | |
| | 43491600 | 7,890 | |
| | 43503400 | 896 | |
| | 43503800 | 3,120 | |
| | 43506200 | 4,550 | |
| | 43506400 | 2,900 | |
| | 43507400 | 1,507 | |
| | 43507500 | 3,131 | |
| | 43507600 | 6,690 | |
| | 43510600 | 30,988 | |
| | 43510700 | 4,400 | |
| | 43510900 | 18,023 | |
| | 43512000 | 21,980 | |
| | 43513300 | 4,750 | |
| | 43513600 | 14,582 | |
| | 43518500 | 6,700 | |
| | 43551200 | 2,160 | |
| | 43558600 | 26,639 | |
| | 43564200 | 8,631 | |
| | 43564300 | 8,210 | |
| | 43565400 | 9,800 | |
| | 43570200 | 1,983 | |
| | 43570300 | 815 | |
| | 43573100 | 21,553 | |
| | 43574200 | 23,000 | |
| | 43575100 | 19,700 | |
| | 43583100 | 236,152 | |
| | | 1,764,542 | |

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| Capital International S.A. | 45415100 | 4,830 | |
| | 45415200 | 8,542 | |
| | 45426000 | 64,966 | |
| | 45434000 | 6,035 | |
| | 45441300 | 1,171 | |
| | 45464300 | 7,410 | |
| | 45464400 | 6,900 | |
| | 45491200 | 3,250 | |
| | 45491500 | 6,847 | |
| | 45500200 | 21,100 | |
| | 45500300 | 52,602 | |
| | 45500800 | 20,700 | |
| | 45500900 | 15,203 | |
| | 45503100 | 3,107 | |
| | 45503200 | 3,390 | |
| | 45503300 | 8,300 | |
| | 45507200 | 5,820 | |
| | 45507300 | 4,500 | |
| | 45508100 | 5,536 | |
| | 45508200 | 11,200 | |
| | 45508400 | 7,165 | |
| | 45508500 | 4,616 | |
| | 45515100 | 8,208 | |
| | 45516200 | 42,762 | |
| | 45520900 | 3,769 | |
| | 45521100 | 13,032 | |
| | 45522000 | 4,990 | |
| | 45530000 | 18,517 | |
| | 45590100 | 233,710 | |
| | 45590400 | 3,178 | |
| | | 601,356 | |
| Capital International, Inc. | 46055500 | 28,530 | |
| | 46056600 | 3,273 | |
| | 46056800 | 5,526 | |
| | 46060700 | 64,955 | |
| | 46452300 | 61,492 | |
| | 46456000 | 13,965 | |
| | 46457400 | 19,721 | |
| | 46457500 | 3,817 | |
| | 46458500 | 1,310 | |
| | 46520100 | 143,701 | |
| | 46520300 | 10,359 | |
| | 46520500 | 11,241 | |
| | 46520800 | 9,177 | |
| | 46521800 | 6,167 | |
| | 46522100 | 7,135 | |
| | 46522600 | 4,364 | |
| | 46600000 | 19,312 | |
| | 46601000 | 2,005 | |
| | 46601800 | 9,423 | |

**Australia Annexure**
**Macquarie Group Ltd.**

**19 August 2008**

| CG Investment Management Company | Account Number | Number of Shares | % Held |
|---|---|---|---|
| | 46602000 | 1,484 | |
| | 46642200 | 44,148 | |
| | | 471,105 | |
| | | | |
| Capital Research and Management Company | 11000007 | 5,580,000 | |
| | 11000016 | 4,251,677 | |
| | 11000071 | 530,000 | |
| | 11000073 | 567,676 | |
| | 11000077 | 1,450,000 | |
| | 11000813 | 90,000 | |
| | 11000834 | 10,000 | |
| | | 12,479,353 | |
| | | | |
| **GRAND TOTAL** | | **17,270,025** | **6.16%** |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | | |
|---|---|---|
| ANZ Nominees<br>Level 25, Collins Street<br>GPO Box 2842 AA<br>Melbourne 3001 VIC | | |
| 43060800 | | 6,700 |
| 43426700 | | 96,448 |
| 43507600 | | 6,690 |
| 43512000 | | 21,980 |
| 43513300 | | 4,750 |
| 43551200 | | 2,160 |
| 44359100 | | 3,343 |
| 44364900 | | 11,814 |
| 44372500 | | 7,230 |
| 45500800 | | 20,700 |
| 45503100 | | 3,107 |
| 46056800 | | 5,526 |
| 46452300 | | 61,492 |
| 46520800 | | 9,177 |
| | Total Shares: | 261,117 |
| ANZ Nominees Limited (Melbourne)<br>GPO Box 2842AA<br>Melbourne, Victoria 3001<br>Australia | | |
| 43411800 | | 3,562 |
| 43417800 | | 8,500 |
| 43451200 | | 13,967 |
| 43510600 | | 30,988 |
| 44328100 | | 3,015 |
| 45500900 | | 15,203 |
| 46457500 | | 3,817 |
| | Total Shares: | 79,052 |
| Australia & New Zealand Banking Grp Ltd<br>35, Elisabeth Street<br>PO Box 2842AA<br>Melbourne VIC 3000 | | |
| 43404900 | | 5,258 |
| 44294300 | | 19,135 |
| | Total Shares: | 24,393 |
| Bank of New York Nominees<br>Bank of New York<br>3 Birchin Lane<br>London EC3V 9BY | | |
| 43404700 | | 14,643 |
| 46521800 | | 6,167 |
| 46522600 | | 4,364 |
| | Total Shares: | 25,174 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

<u>**Nominee Name**</u>

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

| | | |
|---|---|---|
| 43051100 | | 19,838 |
| 43057200 | | 4,100 |
| 44036900 | | 18,146 |
| 44040900 | | 16,433 |
| 44041200 | | 4,415 |
| 44263800 | | 1,671 |
| 44268600 | | 6,937 |
| 44269700 | | 1,870 |
| 44283700 | | 2,126 |
| 44283900 | | 15,159 |
| 44298400 | | 1,010 |
| 46456000 | | 13,965 |
| | Total Shares: | 105,670 |

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

| | | |
|---|---|---|
| 45530000 | | 18,517 |
| | Total Shares: | 18,517 |

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

| | |
|---|---|
| 11000007 | 5,580,000 |
| 11000016 | 4,251,677 |
| 43411100 | 6,521 |
| 43418100 | 7,565 |
| 43418400 | 52,445 |
| 43439200 | 57,800 |
| 43503400 | 896 |
| 43510900 | 18,023 |
| 44000300 | 277,918 |
| 44000500 | 22,017 |
| 44001800 | 5,117 |
| 44002000 | 35,305 |
| 44002300 | 13,937 |
| 44022900 | 34,811 |
| 44024600 | 15,047 |
| 44028600 | 7,798 |
| 44036500 | 115,720 |
| 44043000 | 4,299 |
| 44099400 | 22,990 |
| 44255000 | 83,390 |
| 44255500 | 25,773 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | | |
|---|---|---|
| 44255900 | | 8,800 |
| 44270600 | | 18,170 |
| 44288500 | | 6,776 |
| 44352400 | | 5,547 |
| 44359200 | | 27,054 |
| 45500200 | | 21,100 |
| 45500300 | | 52,602 |
| 46520300 | | 10,359 |
| 46522100 | | 7,135 |
| 46642200 | | 44,148 |
| | Total Shares: | 10,840,740 |
| Chase Manhattan Nominee Ltd.<br>Australia | | |
| 43417700 | | 131,297 |
| 44258000 | | 504 |
| 44259200 | | 8,499 |
| 44259300 | | 8,510 |
| 44352100 | | 5,130 |
| 44352200 | | 2,076 |
| 44359900 | | 16,734 |
| 44376300 | | 6,690 |
| 44940300 | | 85,701 |
| 44950900 | | 52,946 |
| 44951300 | | 42,430 |
| 45491200 | | 3,250 |
| 45491500 | | 6,847 |
| 45590100 | | 233,710 |
| 46601000 | | 2,005 |
| | Total Shares: | 606,329 |
| Chase Nominees Limited<br>Woolgate House<br>Coleman Street<br>London EC2P 2HD | | |
| 44353900 | | 5,116 |
| | Total Shares: | 5,116 |
| Citibank Australia | | |
| 46056600 | | 3,273 |
| | Total Shares: | 3,273 |
| Citibank NA<br>Toronto | | |
| 46600000 | | 19,312 |
| | Total Shares: | 19,312 |
| Citicorp Nominees PTY Ltd<br>Level 26, Mitre 502-30<br>101 Collins Street | | |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | | |
|---|---|---|
| Melbourne, Victoria 3000 | | |
| 43426300 | | 132,075 |
| 43507400 | | 1,507 |
| 43507500 | | 3,131 |
| 44276200 | | 4,097 |
| | Total Shares: | 140,810 |
| Commonwealth Bank of Australia<br>Level 7, Bank House, 309-315 George St.<br>Sydney NSW 2000<br>Australia | | |
| 44042000 | | 52,616 |
| 44267200 | | 7,899 |
| 44278600 | | 2,318 |
| 44286300 | | 5,701 |
| 44304500 | | 7,480 |
| 44318300 | | 2,549 |
| | Total Shares: | 78,563 |
| DBS Nominees Pte. Ltd.<br>6 Shenton Way<br>Singapore<br>0106 | | |
| 11000073 | | 567,676 |
| | Total Shares: | 567,676 |
| Hong Kong Bank Australia<br>Level 8<br>1, O'Connell St, GPO Box 5302<br>Sydney NSW 2001 | | |
| 43401500 | | 20,220 |
| | Total Shares: | 20,220 |
| HSBC<br>2 Leboh Ampang<br>50100 Kuala Lumpur, Malaysia | | |
| 43356100 | | 5,305 |
| 45441300 | | 1,171 |
| | Total Shares: | 6,476 |
| HSBC Bank plc<br>Securities Services, Mariner House<br>Pepys Street<br>London EC3N 4DA | | |
| 43464600 | | 7,940 |
| 43473300 | | 7,340 |
| | Total Shares: | 15,280 |
| Investors Bank & Trust Co. | | |
| 44368900 | | 2,112 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| <u>**Nominee Name**</u> | | |
|---|---|---|
| | Total Shares: | 2,112 |
| JP Morgan Chase Bank | | |
| 11000834 | | 10,000 |
| 43406300 | | 94,400 |
| 45590400 | | 3,178 |
| 46601800 | | 9,423 |
| | Total Shares: | 117,001 |
| Mellon Bank N.A.<br>London Branch<br>London<br>United Kingdom | | |
| 44356900 | | 3,291 |
| 44358000 | | 22,189 |
| 44369400 | | 9,667 |
| 44372600 | | 5,100 |
| 44373100 | | 2,512 |
| | Total Shares: | 42,759 |
| National Australian Bank LTD.<br>271 Collins St.<br>5th Floor South<br>Melbourne, Victoria 3000 | | |
| 43057700 | | 6,200 |
| 43417500 | | 26,326 |
| 43418800 | | 17,300 |
| 43419300 | | 40,100 |
| 43426800 | | 25,586 |
| 43427200 | | 6,500 |
| 43428300 | | 7,100 |
| 43433200 | | 9,700 |
| 43455200 | | 11,718 |
| 43459100 | | 5,704 |
| 43460100 | | 2,610 |
| 43491400 | | 10,940 |
| 43506400 | | 2,900 |
| 43510700 | | 4,400 |
| 43513600 | | 14,582 |
| 43564200 | | 8,631 |
| 43570300 | | 815 |
| 43574200 | | 23,000 |
| 43575100 | | 19,700 |
| 44025900 | | 25,202 |
| 44028100 | | 6,177 |
| 44032100 | | 8,475 |
| 44037400 | | 3,650 |
| 44043700 | | 2,849 |
| 44044000 | | 4,289 |
| 44046700 | | 1,604 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | | |
|---|---|---|
| 44273400 | | 2,782 |
| 44279100 | | 6,542 |
| 44295500 | | 15,534 |
| 44301500 | | 11,455 |
| 44302200 | | 7,728 |
| 44321600 | | 6,343 |
| 44323000 | | 4,046 |
| 44326800 | | 6,014 |
| 44328400 | | 2,212 |
| 44331200 | | 10,625 |
| 44343400 | | 10,616 |
| 44344600 | | 3,832 |
| 44344700 | | 364 |
| 44344800 | | 2,298 |
| 44346200 | | 3,960 |
| 44346900 | | 10,658 |
| 44347400 | | 3,991 |
| 44349500 | | 488 |
| 44351900 | | 10,834 |
| 44353000 | | 4,037 |
| 44366400 | | 1,370 |
| 44373700 | | 4,700 |
| 44373900 | | 1,432 |
| 44375500 | | 10,959 |
| 45434000 | | 6,035 |
| 45464300 | | 7,410 |
| 45464400 | | 6,900 |
| 45503200 | | 3,390 |
| 45507300 | | 4,500 |
| 45515100 | | 8,208 |
| 45520900 | | 3,769 |
| 45521100 | | 13,032 |
| 45522000 | | 4,990 |
| 46458500 | | 1,310 |
| 46520500 | | 11,241 |
| | Total Shares: | 509,663 |

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

| | | |
|---|---|---|
| 44315000 | | 38,011 |
| 44339400 | | 4,239 |
| 44343000 | | 15,025 |
| 44343600 | | 6,545 |
| | Total Shares: | 63,820 |

Northern Trust
c/o NorTrust Nominees Limited

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | | |
|---|---|---|
| 155 Bishopsgate<br>London EC2M 3XS | | |
| 43426900 | | 55,616 |
| | Total Shares: | 55,616 |
| State Street Bank & Trust Co. | | |
| 44375700 | | 2,400 |
| | Total Shares: | 2,400 |
| Westpac Banking Corp | | |
| 43051500 | | 5,348 |
| 43400500 | | 1,500 |
| 43412500 | | 17,181 |
| 43412800 | | 1,623 |
| 43425300 | | 7,093 |
| 43426200 | | 52,051 |
| 43427100 | | 83,600 |
| 43487500 | | 16,000 |
| 43518500 | | 6,700 |
| 43573100 | | 21,553 |
| 44022700 | | 3,449 |
| 44023900 | | 7,886 |
| 44029700 | | 13,667 |
| 44277700 | | 20,796 |
| 44281200 | | 5,502 |
| 44359700 | | 1,626 |
| 44364700 | | 4,969 |
| 45415100 | | 4,830 |
| 45508100 | | 5,536 |
| 45508200 | | 11,200 |
| 45508400 | | 7,165 |
| 45516200 | | 42,762 |
| | Total Shares: | 342,037 |
| Westpac Custodian Nominees<br>50 Pitt Street, 8th Floor<br>Sydney, NSW 2000<br>Australia | | |
| 11000071 | | 530,000 |
| 11000077 | | 1,450,000 |
| 11000813 | | 90,000 |
| 43057600 | | 6,519 |
| 43355500 | | 2,020 |
| 43360400 | | 4,097 |
| 43420200 | | 27,962 |
| 43425700 | | 25,100 |
| 43445200 | | 18,469 |
| 43450500 | | 25,538 |
| 43464700 | | 21,938 |
| 43487600 | | 24,600 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| Nominee Name | |
|---|---|
| 43487700 | 5,900 |
| 43487800 | 5,929 |
| 43491600 | 7,890 |
| 43503800 | 3,120 |
| 43506200 | 4,550 |
| 43558600 | 26,639 |
| 43564300 | 8,210 |
| 43565400 | 9,800 |
| 43570200 | 1,983 |
| 43583100 | 236,152 |
| 44029600 | 6,538 |
| 44039600 | 16,851 |
| 44043200 | 7,100 |
| 44044700 | 5,447 |
| 44045900 | 36,719 |
| 44260104 | 8,586 |
| 44261300 | 37,973 |
| 44271500 | 10,682 |
| 44273000 | 4,973 |
| 44283000 | 1,251 |
| 44287000 | 3,949 |
| 44288400 | 2,964 |
| 44296400 | 12,141 |
| 44302000 | 320 |
| 44308600 | 8,855 |
| 44313700 | 5,374 |
| 44316900 | 6,100 |
| 44317300 | 7,916 |
| 44318100 | 5,980 |
| 44335700 | 557 |
| 44336000 | 22,100 |
| 44336100 | 2,566 |
| 44342000 | 12,996 |
| 44345600 | 24,612 |
| 44348800 | 14,341 |
| 44351800 | 8,460 |
| 44357100 | 5,272 |
| 44357800 | 34,136 |
| 44358800 | 22,098 |
| 44359400 | 13,636 |
| 44359800 | 31,197 |
| 44363400 | 22,955 |
| 44364600 | 10,910 |
| 44370400 | 13,340 |
| 44370700 | 953 |
| 45415200 | 8,542 |
| 45426000 | 64,966 |
| 45503300 | 8,300 |
| 45507200 | 5,820 |

**Nominee List**

## Macquarie Group Ltd.
## 19 August 2008

| <u>Nominee Name</u> | | |
|---|---|---|
| 45508500 | | 4,616 |
| 46055500 | | 28,530 |
| 46060700 | | 64,955 |
| 46457400 | | 19,721 |
| 46520100 | | 143,701 |
| 46602000 | | 1,484 |
| | Total Shares: | 3,316,899 |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | W Richard Sheppard |
| **Date of last notice** | 12 August 2008 re Macquarie Group Limited fully paid ordinary ("MQG") shares and unlisted options over unissued fully paid ordinary MQG shares and 7 March 2008 re: Macquarie Airports ("MAP") stapled securities. |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Direct and Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | • Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and<br>• Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary. |
| **Date of change** | • 15 August 2008 unlisted options over unissued fully paid ordinary MQG shares; and<br>• 19 August 2008 re MAP stapled securities. |

+ See chapter 19 for defined terms.



cag_cosec_syd_prd/78166_1

| | |
|---|---|
| **No. of securities held prior to change** | MQG Shares:<br>• 23,126 MQG shares held by W Richard Sheppard (8,519 of which held via the Executive Committee sub-plan of the MGSSAP);<br>• 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and<br><br>Unlisted options over unissued fully paid ordinary MQG shares, held by W Richard Sheppard:<br>• 33,334 options over unissued fully paid ordinary MQG shares exercisable at $32.75 per option, expiring on 09/08/2009;<br>• 50,000 options over unissued fully paid ordinary MQG shares exercisable at $63.34 per option, expiring on 01/08/2010; and<br>• 45,000 options over unissued fully paid ordinary MQG shares exercisable at $61.79 per option, expiring on 01/08/2011.<br><br>Unlisted options over unissued fully paid ordinary MQG shares held by Lipno Holdings Pty Limited:<br>• 45,000 options over unissued fully paid ordinary MQG shares exercisable at $71.41 per option, expiring on 15/08/2012.<br><br>MAP stapled securities:<br>• 569,775 MAP stapled securities held by W Richard Sheppard; and<br>• 289,294 MAP stapled securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary. |
| **Class** | • Options over unissued fully paid ordinary MQG shares; and<br>• MAP stapled securities. |
| **Number acquired** | • 51,000 options over unissued fully paid ordinary MQG shares, expiring on 15 August 2013;<br>• 25,476 MAP stapled securities allotted to W Richard Sheppard; and<br>• 13,539 MAP stapled securities allotted to Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary. |
| **Number disposed** | Nil. |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | • Options over unissued ordinary MQG shares exercisable at $53.91 each; and<br>• $2.9075 per MAP stapled security. |
| **No. of securities held after change** | MQG Shares:<br>• 23,126 MQG shares held by W Richard Sheppard (8,519 of which held via the Executive Committee sub-plan of the MGSSAP);<br>• 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and<br><br>MQG options, held by W Richard Sheppard:<br>• 33,334 M options over unissued fully paid ordinary shares exercisable at $32.75 per option, expiring on 09/08/2009;<br>• 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option, expiring on 01/08/2010;<br>• 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option, expiring on 01/08/2011; and<br>• 51,000 options over unissued fully paid ordinary shares exercisable at $53.91 per option, expiring on 15/08/2013.<br><br>MQG options held by Lipno Holdings Pty Limited:<br>• 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option, expiring on 15/08/2012.<br><br>MAP stapled securities:<br>• 595,251 MAP stapled securities held by W Richard Sheppard; and<br>• 302,833 MAP stapled securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | • MQG options acquired via a grant of employee options; and<br>• MAP stapled securities allotted pursuant to the Distribution Reinvestment Plan. |

**Part 2 – Change of director's interests in contracts**

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder**<br>**(if issued securities)** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

20 August 2008

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,134 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 1,000 @ $24.54<br>13,334 @ $28.74<br>800 @ $32.75 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per other fully paid ordinary shares already quoted. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15,134 on 20/08/2008 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 280,577,275 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 53,652,687 | Options over Ordinary Shares at various exercise prices |
| | | 1,517,244 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,517,244 fully paid Ordinary shares in Macquarie Group Limited |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................... Date: 20 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Group Limited & Macquarie Bank Limited |
| **ABN** | 94 122 169 279 & 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Peter M Kirby |
| **Date of last notice** | 28 July 2008 but 21 February 2008 re Macquarie Infrastructure Group ("MIG") stapled securities |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Direct and Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary. |
| **Date of change** | 14 August 2008 re MIG stapled securities held by Peter Kirby. |
| **No. of securities held prior to change** | • 117,064 MIG stapled securities held directly by Peter Kirby; and<br>• 42,800 MIG stapled securities held by Bayete Pty Limited. |
| **Class** | MIG stapled securities. |
| **Number acquired** | 4,499 MIG stapled securities |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.602005 per MIG stapled security. |
| **No. of securities held after change** | • 121,563 MIG stapled securities held by Peter Kirby; and<br>• 42,800 MIG stapled securities held by Bayete Pty Limited. |

cag cosec syd prd/78289 1

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | MIG stapled securities allotted pursuant to the Distribution Reinvestment Plan. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

20 August 2008



END